As filed with the Securities and Exchange Commission on February 13, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ACCENTURE LTD

(Exact name of Registrant as specified in its charter)

Bermuda	98-0341111
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Canon’s Court

22 Victoria Street
Hamilton HM12, Bermuda
(441) 296-8262
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Douglas G. Scrivner

Accenture Ltd
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John B. Tehan

Alan D. Schnitzer
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Security(1)	Offering Price	Registration Fee

Accenture Ltd Class A common shares, par value $0.0000225 per share	59,300,000 shares	$22.855	$1,355,301,500	$171,717

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices of the Class A common shares on February 11, 2004 as reported on the New York Stock Exchange.

         Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement contains a prospectus that also relates to the remaining 55,700,000 Class A common shares registered on the Registration Statement on Form S-3 (Registration No. 333-104628)(relating to an aggregate of 150,000,000 Class A common shares) previously filed by the Registrant and declared effective on September 12, 2003 and as to which aggregate filing fees of $195,051 were paid. This Registration Statement also constitutes Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-104628) and such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED FEBRUARY 13, 2004.

115,000,000 Class A Common Shares

     Accenture Ltd may offer from time to time up to 81,000,000 Class A common shares. The selling shareholders identified in this prospectus may offer from time to time up to 34,000,000 Class A common shares.

     This prospectus describes the general manner in which Class A common shares may be offered and sold by Accenture Ltd and the selling shareholders. If necessary, the specific manner in which Class A common shares may be offered and sold will be described in a supplement to this prospectus.

     The Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” The last reported sale price of the Class A common shares on February 12, 2004, was $23.05 per share.

     See “Risk Factors” beginning on page 2 to read about factors you should consider, along with any supplement to this prospectus, before buying the Class A common shares.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front cover of those documents. You should read all information supplementing this prospectus.

      The Bermuda Monetary Authority has classified us as non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The permission of the Bermuda Monetary Authority is required for the issue and transfer of our shares under the Exchange Control Act 1972 of Bermuda and regulations under it.

      We have obtained the permission of the Bermuda Monetary Authority for the issue of the Accenture Ltd Class A common shares that we may sell and for the transfer of the Accenture Ltd Class A common shares which the selling shareholders may sell as described in this prospectus. In addition, we have obtained the permission of the Bermuda Monetary Authority for the free transferability by shareholders of all Accenture Ltd Class A common shares that may be sold as described in this prospectus. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 81,000,000 Class A common shares. In addition, certain selling shareholders may offer from time to time up to an aggregate of 34,000,000 Class A common shares received by them directly or indirectly from Accenture in connection with Accenture’s May 2001 transition to a corporate structure or pursuant to Accenture’s equity benefits plans.

ACCENTURE

      Accenture is one of the world’s leading management consulting, technology services and outsourcing organizations. We operate globally with one common brand and business model designed to enable us to serve our clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments.

      Our leading position results from the fact that we are one of the largest management consulting, technology services and outsourcing companies in the world in terms of number of employees, industries served and revenues. Based on our knowledge of our business and the business of our competitors, we believe that few other organizations provide as broad a range of management consulting, technology services and outsourcing solutions to as many industries in as many geographic markets as we do.

      Our business consists of using our industry and business-process knowledge, our service offering expertise and our insight into and access to existing and emerging technologies to identify new business and technology trends and formulate and implement solutions for clients under demanding time constraints. We help clients identify and enter new markets, increase revenues in existing markets, improve operational performance and deliver their products and services more effectively and efficiently.

      Accenture Ltd is organized under the laws of Bermuda. We maintain a registered office in Bermuda at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number in Bermuda is +1 (441) 296-8262. We also have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. Our website address is www.accenture.com. We do not intend for information contained in our website to be part of this prospectus.

      In this prospectus, we use the terms “Accenture,” “we,” “our” and “us” to refer to Accenture Ltd and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on August 31. For example, a reference to “fiscal 2003” means the 12-month period that ended on August 31, 2003. We use the term “partner” to refer to the executive employees of Accenture with the “partner” title.

RISK FACTORS

      You should carefully consider each of the risks described below and all of the other information in this prospectus and incorporated herein by reference before deciding to invest in our Class A common shares. Additional risks may be included in an applicable prospectus supplement.

Risks That Relate to Our Business

Our results of operations are materially affected by economic conditions, levels of business activity and levels of change in the industries we serve.

      Uncertain global economic and political conditions continue to affect many of our clients’ businesses and many clients continue to reduce or defer expenditures for consulting services. In addition, our business tends to lag behind economic cycles and, consequently, the benefits of any economic recovery to our business may take longer to realize. We continue to experience pricing pressures, which are eroding our revenues. Further deterioration of global economic or political conditions could increase these effects.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

      Our success depends, in part, on our ability to develop and implement management consulting, technology and outsourcing services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. Also, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

      Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their customers and suppliers. The growth in the use of technology slows down in challenging economic environments. There is currently no significant new technology wave to stimulate spending. Use of new technology for commerce generally requires the understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that may make some of their existing personnel, processes and infrastructure obsolete.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

      As a professional services firm, we depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we employ, it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations or fail to disclose our financial or other arrangements with our alliance partners, we could be subject to legal liability or loss of client relationships. Our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our clients’ operations. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the solutions we develop, but these provisions may not protect us or may not be enforceable in all cases.

Our services or solutions may infringe upon the intellectual property rights of others.

      We cannot be sure that our services and solutions, or the solutions of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services or solutions. Historically in our contracts, we have generally agreed to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may not be able to enter into these royalty or licensing arrangements on acceptable terms.

Our engagements with clients may not be profitable.

      Unexpected costs or delays could make our contracts unprofitable. We have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types. While the risks associated with all of these types of contracts are often similar, an increasing number of outsourcing contracts entailing the coordination of operations, diverse geographic and competency workforces and geographically distributed service centers further complicate the delivery of our services and increase the magnitude of these risks. When making proposals for engagements, we estimate the costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

      Under many of our contracts, the payment of some or all of our fees is conditioned upon our performance. We are increasingly moving away from contracts that are priced solely on a time-and-materials basis and toward contracts that also include incentives related to factors such as costs incurred, benefits produced, goals attained and adherence to schedule. For example, we are entering into an increasing number of outsourcing contracts, including business transformation outsourcing contracts, under which payment of all or a portion of our fees is contingent upon our clients meeting revenue-enhancement, cost-saving or other contractually defined goals which are increasing in complexity and often dependent in some measure on our clients’ actual levels of business activity. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition some or all of our fees on our ability to deliver these defined goals. The trend to include greater incentives in our contracts related to additional revenues generated, costs incurred, benefits produced or our adherence to schedule may increase the variability in revenues and margins earned on such contracts.

      Our contracts can be terminated by our clients with short notice. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. A majority of our consulting engagements are less than 12 months in duration. While our accounting systems identify the duration of our engagements, these systems do not track whether contracts can be terminated upon short notice and without penalty. However, we estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenues is typically 30 days. Longer-term, larger and more complex contracts generally require a longer notice period for termination and may include an early termination charge to be paid to us. Additionally, large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

      We may fail to collect amounts extended to clients. In limited circumstances we extend financing to our clients, which we may fail to collect. A client must meet established criteria to receive financing, and any significant extension of credit requires approval by senior levels of our management. We had extended $346 million of such financing as of November 30, 2003.

If our alliances do not succeed, we may not be successful in implementing our growth strategy.

      Our alliances are an important component of our growth strategy. If these relationships do not succeed, we may fail to obtain the benefits we hope to derive from these endeavors. Similarly, we may be adversely affected by the failure of one or more of our alliances, which could lead to reduced marketing exposure, diminished sales and a decreased ability to develop and gain access to solutions. As most of our alliance relationships are non-exclusive, our alliance partners are not prohibited from forming closer or preferred arrangements with our competitors. Poor performance or failures of our alliances could have a material adverse impact on our growth strategy, which, in turn, could adversely affect our financial condition and results of operations.

Our global operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

      We have offices in 48 countries around the world. In fiscal 2003, approximately 48% of our revenues before reimbursements were attributable to our activities in the Americas, 45% were attributable to our activities in Europe, the Middle East and Africa, and 7% were attributable to our activities in the Asia/ Pacific region. In the first quarter of fiscal 2004, approximately 46% of our revenues before reimbursements were attributable to our activities in the Americas, 47% were attributable to our activities in Europe, the Middle East and Africa, and 7% were attributable to our activities in the Asia/ Pacific region. As a result, we are subject to a number of risks, including:

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	multiple and possibly overlapping and conflicting laws;

•	restrictions on the movement of cash;

•	the burdens of complying with a wide variety of national and local laws;

•	political instability;

•	currency exchange rate fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

The consulting, technology and outsourcing markets are highly competitive and the pace of consolidation, as well as vertical integration, among our competitors continues to increase. As a result, we may not be able to compete effectively if we cannot efficiently respond in a timely manner.

      The pace of consolidation among our competitors continues, with vertical integration of hardware and software vendors and service providers continuing. Some of our competitors have sought access to public and private capital and others have merged or consolidated with better-capitalized partners. Larger and better-capitalized competitors have enhanced abilities to compete for both clients and skilled professionals. In addition, one or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins. Historically, we have not relied to any material degree on mergers or acquisitions to increase our market share, revenues, number of market offerings or scope of services. We intend to consider acquisitions that are financially and operationally compatible with our business. Our limited experience with mergers and acquisitions could affect our ability to efficiently consummate and/or integrate acquisitions into our ongoing operations. Any of these circumstances could have an adverse effect on our revenues and profit margin or our ability to aggressively grow our business.

If we are unable to attract, retain and motivate employees, we will not be able to compete effectively and will not be able to grow our business.

      Our success and ability to grow are dependent, in part, on our ability to hire, retain and motivate sufficient numbers of talented people with the increasingly diverse skills needed to grow our business. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues.

      We continue to extend a variable component of compensation, the payment of which is dependent upon our performance, to larger proportions of our global workforce. Due in part to the continuing difficult global economic environment, this has resulted, and could continue to result, in decreases in the total cash compensation received by many of our employees. We are also expanding the use of equity-based incentives as a component of our senior executives’ variable compensation, which may also affect the amount of cash compensation these senior executives receive. While we adjust compensation levels in individual geographic markets to reflect market forces, including the demand for technical talent, we may have to adjust our compensation levels or adopt different methods of compensation in certain markets in order to attract and retain appropriate numbers of employees with the diverse skills we need to grow our business and to motivate these employees’ performance. Doing so could adversely affect our operating margins.

      Additionally, our partners at the time of our transition to a corporate structure received our equity in lieu of the interests in the partnerships and corporations that they previously held. Their ownership of this equity is not dependent upon their continued employment. There is no guarantee that the non-competition agreements we have entered into with our partners are sufficiently broad to prevent them from leaving us for our competitors or other opportunities or that these agreements will be enforceable in all cases.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

      Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide services or solutions may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights.

      Depending on the circumstances, we may be required to grant a specific client greater rights in intellectual property developed in connection with an engagement than we otherwise generally do, in which case we would seek to cross license the use of the intellectual property. However, in very limited situations, we forego rights to the use of intellectual property we help create, which limits our ability to reuse that intellectual property for other clients. Any limitation on our ability to provide a service or solution could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs. A continuation of current pricing pressures could result in permanent changes in pricing policies and delivery capabilities.

      Our profit margin, and therefore our profitability, is largely a function of the rates we are able to recover for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, our profit margin and our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including:

•	our clients’ perceptions of our ability to add value through our services;

•	competition;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors;

•	our ability to accurately estimate, attain and sustain engagement revenues, margins and cash flows over increasingly longer contract periods;

•	the use of globally sourced, lower-cost service delivery capabilities by our competitors and our clients; and

•	general economic and political conditions.

      Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of our hiring cycle;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our workforces; and

•	our ability to manage attrition.

      Our profitability is also a function of our ability to control our costs and improve our efficiency. As the continuation of current pricing pressures could result in permanent changes in pricing policies and delivery capabilities, we must continuously improve our management of costs. Our short-term cost-reduction initiatives, which focus primarily on reducing variable costs, may not be sufficient to deal with all pressures on our pricing and utilization rates. Our long-term cost-reduction initiatives, which focus on global reductions in infrastructure and other costs, rely upon our successful introduction and coordination of multiple geographic and competency workforces and a growing number of geographically distributed delivery centers. As we increase the number of our professionals and execute our strategies for growth, we may not be able to manage significantly larger and more diverse workforces, control our costs or improve our efficiency.

      Despite increased cost savings, including reduced variable compensation and severance costs, we may continue to experience erosion of operating income as a percentage of revenues before reimbursements if present trends continue.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our share price.

      Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

•	seasonality, including number of workdays and holiday and summer vacations;

•	the business decisions of our clients regarding the use of our services;

•	periodic differences between our clients’ estimated and actual levels of business activity associated with ongoing engagements;

•	the stage of completion of existing projects and/or their termination;

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs, support-services costs and severance costs;

•	acquisition and integration costs related to possible acquisitions of other businesses;

•	changes in, or the application of changes in, accounting principles or pronouncements under accounting principles generally accepted in the United States, particularly those related to revenue recognition;

•	currency exchange rate fluctuations;

•	changes in estimates, accruals and payments of variable compensation to our employees; and

•	global economic and political conditions and related risks, including acts of terrorism.

We continue to position ourselves to achieve greater percentages of revenues and growth through outsourcing. This strategy could result in higher concentrations of revenues and contributions to income from a smaller number of larger clients on customized outsourcing solutions or, in the case of our BPO businesses, from larger portfolios of clients for whom we provide similar services and solutions utilizing standard operating models. As we continue to accelerate the growth of new outsourcing contracts, we may experience increased pressure on our overall margins during the early stages of these contracts.

      We continue to position ourselves to achieve a greater percentage of our revenues and growth through business transformation outsourcing, our approach that combines outsourcing, including business process outsourcing, with our other capabilities to help clients transform key processes, applications and infrastructure to improve business performance. This strategy could result in higher concentrations of revenues and contributions to income from a smaller number of larger clients on customized outsourcing solutions or, in the case of our BPO businesses, from larger portfolios of clients for whom we provide similar services and solutions utilizing standard operating models.

      Outsourcing contracts typically have longer contract terms than consulting contracts and may have lower margins and not generate revenues as quickly in the early stages of the contract. The typical length of our outsourcing contracts is three to 10 years. Generally we begin to recognize revenues within six months after beginning work on these contracts. As we continue to accelerate the growth of new outsourcing contracts, including BPO contracts, we may experience increased pressure on our overall margins during the early stages of these contracts.

On certain complex engagements where we partner with others, clients are increasingly demanding that we guarantee the performance of our business partners whom we do not control. New accounting pronouncements may also affect when and how we report revenues associated with certain engagements.

      Some engagements are complex and may require unique structures and alliances. We will continue to manage liabilities or risks on such engagements through rigorous transaction review, but we expect that clients may increasingly demand that we assume certain additional contractual obligations and potential, but reimbursable, liabilities for the performance of our business partners whom we do not control. These liabilities may be subject to the disclosure, recognition and measurement provisions of recently issued Financial Accounting Standards Board Interpretation No. 45.

      In November 2002, the Emerging Issues Task Force (“EITF”) issued a final consensus on Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” In May 2003, the EITF issued additional interpretive guidance regarding the application of Issue 00-21. Issue 00-21 provides guidance on how and when to recognize revenues on arrangements requiring delivery of more than one product or service. Issue 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. Companies may also elect to apply the provisions of Issue 00-21 to existing arrangements and record the income statement impact as a cumulative effect of a change in accounting principle.

      Effective September 1, 2003, we adopted Issue 00-21 on a prospective basis and began accounting for all new contracts in accordance with Issue 00-21, potentially changing the timing of revenues recognition and affecting margins in some situations, depending on our ability to structure contracts to accommodate the requirements of Issue 00-21. We will continue to account for contracts signed on or before August 31, 2003, under the previous accounting principles generally accepted in the United States.

We may be named in lawsuits as a result of Arthur Andersen’s current legal and financial situation based on misconceptions about the nature of our past relationship with Arthur Andersen firms.

      We may be named as a defendant in lawsuits arising from audits or other services provided by Arthur Andersen firms as a result of concerns of plaintiffs as to the current legal and financial situation of Arthur Andersen LLP and the breakup of the global network of Arthur Andersen firms. Such actions would be based on misconceptions about the nature of our past relationship with Arthur Andersen LLP and the other Arthur Andersen firms. We may be more likely to be named in these lawsuits if Arthur Andersen firms are, or are perceived to be, unable to satisfy judgments against them for any reason. If commenced, litigation of this nature could divert management time and attention and we could incur defense costs that we might not be able to recover from Arthur Andersen LLP and other Arthur Andersen firms under existing indemnification agreements, given the financial condition of Arthur Andersen LLP and the breakup of the global network of Arthur Andersen firms.

Negative publicity about Bermuda companies may lead to new tax or other legislation that could increase our tax burden and may affect our relationships with our clients.

      Members of the U.S. Congress have introduced legislation relating to the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. It is possible that legislation enacted in this area could reduce the tax benefits of our structure and materially increase our future tax burden, or otherwise adversely affect our business. Other legislative proposals, if enacted, could limit or even prohibit our eligibility to be awarded U.S. government contracts in the future. In addition, similar state legislative proposals, if enacted, could adversely affect our eligibility to be awarded U.S. state government contracts in the future. We are unable to predict with any level of certainty the likelihood or final form in which any proposed legislation might become law or the nature of regulations that may be promulgated under any such future legislative enactments. As a result of these uncertainties, we are unable to assess the impact on us of any proposed legislation in this area. In addition, there have recently been negative comments regarding Bermuda companies in the media. This negative publicity could harm our reputation and impair our ability to generate new business if companies or government agencies decline to do business with us as a result of the negative public image of Bermuda companies or the possibility of our clients receiving negative media attention from doing business with a Bermuda company.

Risks That Relate to Ownership of Our Class A Common Shares

We will continue to be controlled by our partners, whose interests may differ from those of our other shareholders.

      As of January 31, 2004, our partners owned or controlled shares representing, in the aggregate, a 44% voting interest in Accenture Ltd. These shares are subject to a voting agreement, which requires our partners to vote as a group with respect to all matters submitted to shareholders. Our partners’ voting interest in Accenture Ltd may increase to the extent additional employees we name as partners are required to become parties to the voting agreement and/or our partners receive additional equity.

      As long as our partners continue to own or control a significant block of voting rights, they will control us. This enables them, without the consent of the other shareholders, to:

•	elect Accenture Ltd’s board of directors and remove directors;

•	control our management and policies;

•	determine the outcome of most corporate transactions or other matters submitted to the Accenture Ltd shareholders for approval, including mergers, amalgamations and the sale of all or substantially all of our assets; and

•	act in their own interests as partners, which may conflict with or not be the same as the interests of shareholders who are not partners.

      Furthermore, as a result of a partner matters agreement, our partners will continue to have influence with respect to a variety of matters over which neither shareholders nor employees of a public company typically have input. Under the partner matters agreement our partners:

•	have, since our initial public offering, selected five partner nominees for membership on the board of directors of Accenture Ltd as well as their replacements, should any of these partner-nominated directors fail to complete their specified terms of office;

•	will make a non-binding recommendation to the board of directors of Accenture Ltd through a committee of partners regarding the selection of a chief executive officer of Accenture Ltd in the event a new chief executive officer needs to be appointed within the first four years after our initial public offering;

•	vote on new partner admissions;

•	approve the partners’ income plan as described below; and

•	hold non-binding votes with respect to any decision to eliminate or materially change the current practice of allocating partner compensation on a relative, or “unit,” basis.

      Under the terms of the partner matters agreement, a partners’ income committee, consisting of the chief executive officer and partners he or she appoints, reviews evaluations and recommendations concerning the performance of partners and determines relative levels of income participation, or unit allocation. Based on its review, the committee prepares a partners’ income plan, which then must be submitted to the partners in a partner matters vote. If the plan is approved by a 66 2/3% partner matters vote, it is: (1) binding with respect to the income participation or unit allocation of all partners other than the principal executive officers of Accenture Ltd (including the chief executive officer), subject to the impact on overall unit allocation of determinations by the board of directors or the compensation committee of the board of directors of Accenture Ltd of the unit allocation for the executive officers, unless otherwise determined by the board of directors; and (2) submitted to the compensation committee of the board of directors of Accenture Ltd as a recommendation with respect to the income participation or unit allocation of the chief executive officer and the other principal executive officers of Accenture Ltd.

The share price of the Accenture Ltd Class A common shares may decline due to the large number of Class A common shares eligible for future sale.

      Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. A substantial number of Class A common shares are eligible for future sale as described below:

•	As of January 31, 2004, substantially all of the Accenture Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares still held by our partners, former partners and certain of their permitted transferees and previously received in connection with our transition to a corporate structure were directly or indirectly subject to the provisions of a voting agreement and/or a transfer rights agreement that permit sales by our partners or former partners in increasing amounts over seven years beginning July 24, 2002 and/or other contractually agreed transfer restrictions of comparable durations. Equity awards received by partners under Accenture’s share incentive plan after our transition to a corporate structure, while not subject to the transfer restrictions of the voting agreement and the transfer rights agreement, are subject to vesting and/or delivery on various deferred schedules. Current and former partners, and their permitted transferees, holding as of January 31, 2004 an aggregate of more than 576,100,000 Accenture Ltd Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares, including substantially all of such shares remaining directly or indirectly subject to the transfer restrictions applicable to partners and former partners under the voting agreement and/or the transfer rights agreement, have separately agreed not to transfer any equity interests in Accenture acquired from Accenture until July 24, 2005, except for sales in transactions approved by Accenture. We expect that all of our employees who become partners in the future will agree to these separate July 24, 2005 transfer restrictions. While the transfer restrictions in the voting agreement and the transfer rights agreement will continue to apply, such transfer restrictions will be waived to permit Accenture-approved transactions. From time to time, pursuant to the terms of the voting agreement and/or transfer rights agreement, we may also approve limited relief from the existing share transfer restrictions for specified partners or groups of partners in connection with particular retirement, employment and severance arrangements that we determine to be important to the execution of our business strategy. After July 24, 2005, however, only the provisions of the voting agreement and the transfer rights agreement, as well as the deferred vesting and/or delivery schedules that govern equity awards under Accenture’s share incentive plan and other agreements with permitted transferees, will apply. Commencing in the first quarter of fiscal 2003, we began affording partners and former partners and their permitted transferees who have agreed not to transfer their equity interests in Accenture until July 24, 2005 except in specified Accenture-approved transactions with regular opportunities to sell or redeem their shares. These transactions have included sales of Accenture Ltd Class A common shares in accordance with the manner of sale provisions of Rule 144 under the Securities Act by the holders of these shares, as well as redemptions and purchases by Accenture of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares from the holders of those shares. These redemptions and purchases, to date, have been at ratable volume levels and equivalent price levels with the sales of the Class A common shares. We expect to continue to enable these partner share transactions. We also expect that such partners and former partners and their permitted transferees will be permitted to transfer shares in connection with future underwritten public offerings or private placements. The contractual restrictions on transfer described in this paragraph may not be enforceable in all cases.

•	In addition, as of January 31, 2004, 47,017,101 Class A common shares underlying restricted share units generally were scheduled to be delivered during the calendar year indicated below:

Number of Shares	Calendar Year

19,699,419	2004
2,828,821	2005
2,865,559	2006
2,811,072	2007
2,847,947	2008
7,831,618	2009
8,132,665	After 2009

The delivery of some of these shares may be deferred based on elections made by the holders. Deliveries of shares in calendar year 2004 include shares to be delivered in connection with all remaining restricted share units granted to our non-partner-level employees in connection with our initial public offering.

29,765,190 of all Accenture Ltd Class A common shares issuable pursuant to these restricted share units underlay restricted share units granted to current and former partners, and we expect that, to the extent delivered prior to July 24, 2005, substantially all of these Class A common shares will be subject to the contractual transfer restrictions lasting until July 24, 2005 described above. Class A common shares delivered pursuant to restricted share units granted to our non-partner employees and non-employee directors are not subject to contractual restrictions on transfer.

•	In addition, as of January 31, 2004, 73,343,130 Accenture Ltd Class A common shares were issuable pursuant to options, of which options to purchase an aggregate of 27,403,887 Class A common shares were exercisable and options to purchase an aggregate of 45,939,243 Class A common shares generally will become exercisable during the calendar year indicated below:

Number of Shares	Calendar Year

18,785,795	2004
18,585,149	2005
5,271,140	2006
3,297,159	After 2006

14,207,391 of all Accenture Ltd Class A common shares issuable pursuant to these options were issuable pursuant to options that have been granted to current and former partners, and we expect that, to the extent purchased prior to July 24, 2005, substantially all of these Class A common shares will be subject to the contractual transfer restrictions lasting until July 24, 2005 described above. Class A common shares delivered under options granted to our non-partner employees and non-employee directors are not subject to contractual restrictions on transfer. The options that become exercisable in calendar years 2004 and 2005 include options that were issued to our employees in connection with our initial public offering.

We may need additional capital in the future, and this capital may not be available to us. The raising of additional capital may dilute shareholders’ ownership in us.

      We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and solutions; or

•	respond to competitive pressures.

      Any additional capital raised through the sale of equity may dilute shareholders’ ownership percentage in us. Furthermore, any additional financing we may need may not be available on terms favorable to us, or at all.

We are registered in Bermuda, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

      We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

      Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.

      Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his conduct and the loss suffered.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations and our results of operations that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the factors discussed under the section entitled “Risk Factors.”

AVAILABLE INFORMATION

      Accenture Ltd is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We make available free of charge on the Investor Relations section of our website (http://www.accenture.com/investor/) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

      We have filed a registration statement on Form S-3 with the SEC relating to the Class A common shares covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Accenture, please be aware that the reference is only a summary and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

      The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement and any reports filed by us with the SEC after the date of this prospectus and before the date that the offerings of the Class A common shares by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

      Accenture Ltd incorporates by reference into this prospectus the following documents or information filed with the SEC:

(1) Annual Report on Form 10-K for the fiscal year ended August 31, 2003, filed on November 18, 2003 (File No. 001-16565);

(2) Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2003, filed on January 13, 2004 (File No. 001-16565);

(3) Proxy Statement on Schedule 14A, filed on December 29, 2003 (File No. 001-16565);

(4) The description of Class A common shares contained in the Registration Statement on Form 8-A, dated June 25, 2001 (File No. 001-16565), of Accenture Ltd, filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

(5) All documents filed by Accenture Ltd under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and before the termination of the offerings to which this prospectus relates.

      We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Investor Relations, Accenture, 1345 Avenue of the Americas, 18th Floor, New York, NY 10105, Telephone: +1 (877) ACN-5659 in the United States and Puerto Rico, +1 (703) 797-1711 outside the United States and Puerto Rico.

USE OF PROCEEDS

      Unless otherwise indicated in a prospectus supplement, and except as described in the next sentence, we intend to use the net proceeds from Accenture Ltd’s sale of Class A common shares pursuant to this prospectus from time to time to purchase or redeem, as the case may be, Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares. Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

      Except as described in the next sentence, we will not receive any proceeds from the sale of any Class A common shares offered by the selling shareholders. We expect that the Accenture shareholders who will sell Class A common shares pursuant to this prospectus or from whom we intend to purchase or redeem shares as described above (other than those former partners, retired at the time of our May 2001 transition to a corporate structure, that received awards of restricted share units in connection with the initial public offering of the Class A common shares) will pay to us an amount equal to 3%-3 1/2% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount or brokerage costs. We will apply these amounts to cover all of the expenses of offerings to which this prospectus relates, with the excess being applied to fund the Accenture Share Employee Compensation Trust.

DIVIDEND POLICY

      We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

      We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Accenture Ltd and Accenture SCA to pay dividends.

      Future dividends on the Class A common shares of Accenture Ltd, if any, will be at the discretion of its board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

DESCRIPTION OF SHARE CAPITAL

      The following summary is a description of the material terms of Accenture Ltd’s share capital. We encourage you to read Accenture Ltd’s memorandum of continuance and bye-laws which have been filed with the SEC.

General

      The authorized share capital of Accenture Ltd is $517,500 comprising:

•	20,000,000,000 Class A common shares, par value $0.0000225 per share;

•	1,000,000,000 Class X common shares, par value $0.0000225 per share; and

•	2,000,000,000 preferred shares, par value $0.0000225 per share.

Common Shares

Voting

      Holders of Accenture Ltd’s Class A common shares and Class X common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present in person or by proxy.

Mandatory Redemption

      Accenture Ltd may, at its option, redeem at any time any Class X common share for a redemption price equal to the par value of the Class X common share. Accenture Ltd has agreed with each partner who holds Class X common shares, however, not to redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by such holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be.

Dividends

      Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Accenture Ltd’s board of directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Class X common shares are not entitled to dividends.

Liquidation Rights

      Each Class A common share is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of the assets of Accenture Ltd remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares. Class X common shares are not entitled to be paid any amount upon a winding-up of Accenture Ltd.

Election of Directors

      The election of the directors of Accenture Ltd is determined by a majority of the votes cast at the general meeting at which the directors are elected. Shareholders of Accenture Ltd do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our common shares will, as a practical matter, be entitled to control the election of all directors.

      Accenture Ltd’s board of directors has the power to appoint directors to fill vacancies on the board and has been authorized by resolution of the shareholders to appoint additional directors up to the maximum board size of 15 directors.

      Accenture Ltd’s board of directors has adopted guidelines providing that, except for our chief executive officer and up to two additional inside directors designated by our chief executive officer, Accenture Ltd’s directors will not be allowed to serve more than three consecutive terms.

      Under Accenture Ltd’s bye-laws, if the shares owned by partners which are subject to the voting provisions of the voting agreement represent a majority of Accenture Ltd’s voting power, a director may be removed at the direction of the partners representatives. If shares subject to the voting provisions of the voting agreement do not represent a majority of Accenture Ltd’s voting power, a director may be removed at the request of not less than 75% of the other directors. Any vacancy created by the removal of a director may be filled by the board of directors.

Other Rights

      Class X common shares are not entitled to any dividend or liquidation rights or, except as described herein, any other rights.

No Pre-emptive Rights

      Holders of common shares of Accenture Ltd have no pre-emptive rights.

Transfer

      Under Accenture Ltd’s bye-laws, Class A common shares are transferable by their holders. Class X common shares are transferable by their holders only with the consent of Accenture Ltd.

Preferred Shares

      Accenture Ltd has created 2,000,000,000 authorized preferred shares, par value $0.0000225 per share, the rights and preferences of which are currently undesignated. The board of directors of Accenture Ltd has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders.

      Any series of preferred shares could, as determined by our board of directors at the time of issuance, rank senior to our common shares with respect to dividends, voting rights, redemption and/or liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.

      At present, Accenture Ltd has no plans to issue any preferred shares.

Bermuda Law

      Accenture Ltd is an exempted company organized under the Companies Act 1981 of Bermuda. The rights of Accenture Ltd’s shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of continuance and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and Accenture Ltd’s organizational documents.

Dividends

      Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would as a result be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting Rights

      Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or Accenture Ltd’s bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting. Accenture Ltd’s bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast (except in the case of amendments to certain provisions of the bye-laws of Accenture Ltd, such as those relating to amalgamations, discontinuances, asset sales and the appointment and resignation of directors, where an 80% majority may be required if such amendments are not approved by the board of directors). A description of the voting rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Rights in Liquidation

      Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares. A description of the specific liquidation rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Meetings of Shareholders

      Under Bermuda law, a company is required to convene at least one shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under Accenture Ltd’s bye-laws, we must give each shareholder at least 30 days’ notice of the annual general meeting and at least 10 days’ notice of any special general meeting.

      Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Accenture Ltd’s bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the voting power constitutes a quorum (except in certain exceptional cases where a greater number is required).

Access to Books and Records and Dissemination of Information

      Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation or continuance, its memorandum of association or continuance, including its objects and powers, and any alteration to its memorandum of association or continuance. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. Accenture Ltd maintains its principal share register in Hamilton, Bermuda and a branch register in the United States. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Board Actions

      Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company rather than the shareholders. Accenture Ltd’s bye-laws provide that certain actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of Accenture Ltd’s board of directors.

      Accenture Ltd’s bye-laws provide that a director of Accenture Ltd, in taking any action (including an action that may involve or relate to a change of control or potential change of control of Accenture Ltd), may (but is not required to) consider, among other things, the effects that the action may have on other interests or persons (including Accenture Ltd’s shareholders, partners, retired partners and employees and the communities in which we do business) as long as the director acts honestly and in good faith with a view to the best interests of Accenture Ltd.

Amendment of Memorandum of Continuance and Bye-laws

      Bermuda law provides that the memorandum of association or continuance of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association or continuance, other than an amendment that alters or reduces a company’s share capital, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Accenture Ltd’s bye-laws may be amended by its board of directors if the amendment is approved by shareholders by a resolution passed by the holders of a majority of the votes cast (except in limited instances, where the bye-law amendment has not been approved by the board of directors and where the approval of a resolution in favor of which the holders of not less than 80% of the voting power have voted is required). Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association or continuance adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Appraisal Rights and Shareholder Suits

      Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Under Bermuda law and Accenture Ltd’s bye-laws, the amalgamation of Accenture Ltd with another company requires the amalgamation agreement to be approved by Accenture Ltd’s board of directors and by a resolution of the shareholders of Accenture Ltd.

      Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or continuance or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

      When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Transfer Agent and Registrar

      National City Bank serves as transfer agent and branch registrar for the Class A common shares in the United States. Reid Management Ltd serves as transfer agent and principal registrar for the Class A common shares in Bermuda.

MATERIAL INCOME TAX CONSEQUENCES

Taxation of Accenture Ltd

      Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on leasehold interests we may have in Bermuda. We will pay an annual government fee in Bermuda based on our authorized share capital and share premium. We currently pay, and expect to continue to pay, the maximum annual government fee applicable to us, which is currently $27,825 per year. The annual government fee amounts are subject to review from time to time by the Bermuda authorities.

Taxation of Holders

Bermuda Tax Considerations

      Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda). See “Taxation of Accenture Ltd” above for a description of the undertaking on taxes obtained by us from the Minister of Finance of Bermuda.

United States Federal Income Tax Considerations

      The following is a summary of the material United States federal income tax consequences, as of the date of this document, of the ownership of our Class A common shares by beneficial owners who purchase the Class A common shares pursuant to this offering, who hold the Class A common shares as capital assets and who are United States persons under the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code, you are a United States person if you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      This summary is based upon current laws and regulations and relevant interpretations of these laws and regulations, all of which are subject to change, possibly with retroactive effect. We cannot assure you that a later change in law will not significantly alter the tax considerations that we describe in this summary. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the offering. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

      This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our Class A common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding Class A common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-United States subsidiaries; or

•	a person whose functional currency is not the United States dollar.

      If a partnership holds our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common shares, you should consult your tax advisor.

      You should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the Class A common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

      The gross amount of distributions you receive on your Class A common shares will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits, calculated according to United States federal income tax principles. Such income will be includible in your gross income on the day you actually or constructively receive it. You will not be entitled to claim a dividends received deduction, generally allowed to United States corporations in respect of dividends received from other United States corporations, with respect to distributions you receive from us.

      If you are an individual, certain dividends received from a foreign corporation before January 1, 2009 on shares that are readily tradable on an established securities market in the United States may be subject to reduced rates of taxation. We believe that our Class A common shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our Class A common shares will continue to be readily tradable on an established securities market in later years. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of our Class A common shares. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

      If, however, we are classified as a foreign personal holding company during a given taxable year, dividends paid by us to individual shareholders during such year (or the following year) will not qualify for the reduced rates of taxation applicable to individuals with respect to dividends paid before January 1, 2009 (see “— Foreign Personal Holding Company” below). You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the Class A common shares, thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares, and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange.

      If, for United States federal income tax purposes, we are classified as a United States-owned foreign corporation, distributions made to you with respect to your Class A common shares that are taxable as dividends generally will be treated for United States foreign tax credit purposes as:

•	foreign source passive income or, in the case of some holders, foreign source financial services income; and

•	United States source income,

in proportion to our earnings and profits in the year of such distribution allocable to foreign and United States sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons.

Foreign Personal Holding Company

      A foreign corporation will be classified as a foreign personal holding company if:

•	at any time during the corporation’s taxable year, five or fewer individuals who are United States citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation’s stock by either voting power or value (we refer to this as the “shareholder test”); and

•	the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources (we refer to this as the “income test”).

      If we or one of our non-United States subsidiaries were classified as a foreign personal holding company, you and some indirect holders would be required, regardless of your percentage ownership, to include in income as a dividend, your pro rata share of our (or our relevant non-United States subsidiary’s) undistributed foreign personal holding company income if you were a holder on the last day of our taxable year or, if earlier, the last day on which we satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. If we were in a given taxable year classified as a foreign personal holding company, dividends paid by us to individual shareholders in such year (or the following year) would not qualify for the reduced rates of taxation applicable to individuals with respect to dividends paid before January 1, 2009. Moreover, if we were classified as a foreign personal holding company, shareholders who acquired our shares from decedents would not receive a “stepped-up” basis in that stock. Instead, these shareholders would have a tax basis equal to the lower of the fair market value of the shares or the decedent’s basis.

      Because of the application of complex ownership attribution rules, we are likely to meet the shareholder test in a given year. To the extent we have gross income, we are also likely to satisfy the income test and be treated as a foreign personal holding company. However, even if we are classified as a foreign personal holding company, subject to the discussion of our non-United States subsidiaries below, we do not anticipate having any material amounts of undistributed foreign personal holding company income because we do not expect to have any material amounts of net taxable income. In the unlikely event we have net taxable income, we intend to distribute it to you so as to avoid having taxable income imputed to you under these rules.

      In addition, because of the application of complex ownership attribution rules, our non-United States subsidiaries are likely to meet the shareholder test in a given year. It is also possible that one or more of our non-United States subsidiaries will meet the income test in a given year and be treated as a foreign personal holding company. If any of our non-United States subsidiaries is a foreign personal holding company, then any undistributed foreign personal holding company income of that subsidiary may be deemed paid to us as a dividend, with the result that you could be required to include currently your ratable share of such deemed dividend as undistributed foreign personal holding company income. In addition, your tax basis in the shares of the foreign personal holding company would be increased by the amount of the income inclusion. However, we intend to manage the affairs of our non-United States subsidiaries so as to attempt to avoid or minimize having income imputed to you under these rules, to the extent this is consistent with our business goals, although there can be no assurance in this regard.

      Depending on a variety of factors, it is possible that we and/or any of our non-United States subsidiaries that are foreign personal holding companies may cease to be classified as foreign personal holding companies in the future, although there can be no assurance in this regard.

Disposition of the Class A Common Shares

      When you sell or otherwise dispose of your Class A common shares you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Subject to any basis adjustments described in “— Foreign Personal Holding Company,” your adjusted tax basis in the Class A common shares will generally be your cost of obtaining the shares reduced by any previous distributions that are not characterized as dividends. For foreign tax credit limitation purposes, this gain or loss will generally be treated as United States source. If you are an individual and the Class A common shares being sold or otherwise disposed of have been held by you for more than one year, your gain recognized will be eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Information Reporting and Backup Withholding

      In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the Class A common shares or the proceeds received on the sale, exchange or redemption of those Class A common shares paid to you within the United States and, in some cases, outside of the United States. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that you furnish the required information to the United States Internal Revenue Service.

SELLING SHAREHOLDERS

      The following table sets forth, for each selling shareholder that is one of our directors or executive officers, the name, the number of Class A common shares beneficially owned as of January 31, 2004, the maximum number of Class A common shares that may be offered pursuant to this prospectus and the number of Class A common shares that would be beneficially owned after the sale of the maximum number of Class A common shares.

			Number of Class A
			common shares
			beneficially owned
			immediately after
	Number of Class A	Maximum number of	sale of maximum
	common shares	Class A common	number of Class A
Name	beneficially owned	shares to be offered	common shares

Karl-Heinz Flöther	741,079	92,635	648,144
Joe W. Forehand	1,407,889 (1)	351,722	1,056,167 (1)
Mark Foster	648,534	71,354	577,180
Stephan A. James	1,148,676 (2)	287,169	861,507 (2)
Masakatsu Mori	692,895	86,918	605,977
Gill A. Rider	635,779	68,279	567,500
David C. Thomlinson	643,845	66,290	577,555
Harry L. You	853,975	300,000	553,975

(1)	In addition to 1,000 Class A common shares, Mr. Forehand beneficially owns 1,406,889 Accenture SCA Class I common shares. Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder of its shares and at any time, to redeem any outstanding Accenture SCA Class I common shares held by the holder. The redemption price per share is generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA has the option to pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. 351,722 Class A common shares that may be delivered to Mr. Forehand upon redemption of Accenture SCA Class I common shares that Mr. Forehand owns may be offered pursuant to this prospectus.

(2)	Mr. James beneficially owns 1,148,676 Accenture SCA Class I common shares. 287,169 Class A common shares that may be delivered to Mr. James upon redemption of Accenture SCA Class I common shares that Mr. James owns may be offered pursuant to this prospectus.

     In addition to the selling shareholders named in the preceding table, a maximum of 32,675,633 Class A common shares may be offered by additional selling shareholders. Information with respect to these additional selling shareholders is filed with the SEC and is set forth in an exhibit to the registration statement of which this prospectus forms a part. No selling shareholder owns more than 1% of Accenture Ltd’s Class A common shares, and no selling shareholder will own more than 1% of Accenture Ltd’s Class A common shares after the offers and sales contemplated by this prospectus. Certain partners and former partners hold their Class A common shares through personal holding companies.

PLAN OF DISTRIBUTION

      Accenture Ltd and the selling shareholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the Class A common shares covered by this prospectus. Registration of the Class A common shares covered by this prospectus does not mean, however, that those Class A common shares necessarily will be offered or sold.

      The Class A common shares covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the New York Stock Exchange (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker-dealer will attempt to sell a block of Class A common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the Class A common shares;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

      Accenture Ltd may also deliver Class A common shares to which this prospectus relates upon redemption of Accenture SCA Class I common shares, and, unless indicated otherwise in a prospectus supplement, no broker, dealer or underwriter will be engaged in connection therewith.

      In effecting sales, brokers or dealers engaged by us or the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the Class A common shares by a broker-dealer as principal and resales of the Class A common shares by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

      Neither we nor the selling shareholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Class A common shares covered by this prospectus. At any time a particular offer of the Class A common shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Class A common shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Class A common shares covered by this prospectus.

      We or the selling shareholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the revised prospectus or prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that we or the selling shareholders must pay for solicitation of these contracts will be described in a revised prospectus or prospectus supplement.

      In connection with the sale of the Class A common shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Class A common shares for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      Any underwriters, broker-dealers or agents participating in the distribution of the Class A common shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

      We estimate that the total expenses in connection with the offer and sale of Class A common shares pursuant to this prospectus, other than underwriting discounts and commissions, will be approximately $1,750,000, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We expect that the Accenture shareholders who will sell Class A common shares pursuant to this prospectus or from whom we intend to purchase or redeem shares as described in this prospectus (other than those former partners, retired at the time of our May 2001 transition to a corporate structure, that received awards of restricted share units in connection with the initial public offering of the Class A common shares) will pay to us an amount equal to 3%-3 1/2% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount or brokerage costs. We will apply these amounts to cover all of the expenses of offerings to which this prospectus relates and other partner share transactions, with the excess being applied to fund the Accenture Share Employee Compensation Trust.

      Accenture Ltd, Accenture SCA and the selling shareholders may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker-dealers or agents may be required to make.

      Certain of the underwriters, broker-dealers or agents who may become involved in the sale of the Class A common shares may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

      Some of the Class A common shares covered by this prospectus may be sold by selling shareholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

      Certain legal matters may be passed upon for us by Simpson Thacher & Bartlett LLP as to matters of United States and New York law. Appleby Spurling & Kempe, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus.

EXPERTS

      The consolidated financial statements as of August 31, 2003 and 2002 and for the years then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K filed on November 18, 2003 have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

      The consolidated financial statements for the year ended August 31, 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K filed on November 18, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than discounts, concessions and brokerage commissions.

SEC registration fee	$171,717
New York Stock Exchange listing fees	166,800	*
Legal fees and expenses	1,000,000	*
Accounting fees and expenses	90,000	*
Miscellaneous	321,483	*

Total	$1,750,000

*	Estimated

Item 15.	Indemnification of Directors and Executive Officers

      The bye-laws of the Registrant provide for indemnification of the Registrant’s officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of the Registrant; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 of Bermuda.

      The Companies Act provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default or breach of trust of which they may be guilty in relation to the company in question. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director or officer, indemnifying a director or officer against any liability which would attach to him in respect of his fraud or dishonesty will be void.

      The directors and officers of the Registrant are covered by directors’ and officers’ insurance policies maintained by the Registrant.

Item 16.	Exhibits.

      The following is a complete list of exhibits filed as part of this Registration Statement, which are incorporated herein:

Exhibit
No.	Description

1.1*	Form of Underwriting Agreement.
4.1	Form of Specimen Certificate for Registrant’s Class A common shares (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A filed on June 9, 2001).
5.1	Opinion of Appleby Spurling & Kempe.
23.1	Consent of KPMG LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Appleby Spurling & Kempe (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page to Registration Statement).
99.1	Selling Shareholders.

*	To be filed by amendment or by a Current Report on Form 8-K pursuant to Item 601(b) of Regulation S-K if the securities are sold through one or more underwriters.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs 1 (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on February 11, 2004.

ACCENTURE LTD

By:	/s/ JOE W. FOREHAND

Name: Joe W. Forehand

Title:	Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joe W. Forehand, Harry L. You and Douglas G. Scrivner and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacity, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (1) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (2) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOE W. FOREHAND Joe W. Forehand	Chief Executive Officer and Chairman of the Board (principal executive officer)	February 11, 2004

/s/ STEVEN A. BALLMER Steven A. Ballmer	Director	February 11, 2004

/s/ DINA DUBLON Dina Dublon	Director	February 11, 2004

/s/ JOEL P. FRIEDMAN Joel P. Friedman	Director	February 11, 2004

Signature	Title	Date

/s/ WILLIAM D. GREEN William D. Green	Director	February 11, 2004

/s/ DENNIS F. HIGHTOWER Dennis F. Hightower	Director	February 11, 2004

/s/ STEPHAN A. JAMES Stephan A. James	Director	February 11, 2004

/s/ WILLIAM L. KIMSEY William L. Kimsey	Director	February 11, 2004

/s/ ROBERT I. LIPP Robert I. Lipp	Director	February 11, 2004

Blythe J. McGarvie	Director	February 11, 2004

/s/ SIR MARK MOODY-STUART Sir Mark Moody-Stuart	Director	February 11, 2004

/s/ MASAKATSU MORI Masakatsu Mori	Director	February 11, 2004

/s/ CARLOS VIDAL Carlos Vidal	Director	February 11, 2004

/s/ WULF VON SCHIMMELMANN Wulf von Schimmelmann	Director	February 11, 2004

/s/ HARRY L. YOU Harry L. You	Chief Financial Officer (principal financial and accounting officer)	February 11, 2004

/s/ DOUGLAS G. SCRIVNER Douglas G. Scrivner	Authorized U.S. Representative	February 11, 2004

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